BB 3/5 *

13011057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 28 2013

SEC FILE NUMBER
8-1-5204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Piper Jaffray & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Nicollet Mall
(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debbra L. Schoneman **(612) 303-8069**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

EM 3/5/13

OATH OR AFFIRMATION

I, *Debbra L. Schoneman*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of *Piper Jaffray & Co.*, as of *December 31, 2012*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRENDA M CICH
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/15

Debbra L Schoneman
Signature

Chief Financial Officer
Title

Brenda M. Cich
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

Piper Jaffray & Co. (A Wholly Owned Subsidiary of Piper Jaffray Companies)
SEC File Number: 8-1-5204
Year Ended December 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Piper Jaffray & Co.

(A Wholly Owned Subsidiary of Piper Jaffray Companies)

Index to the Consolidated Statement of Financial Condition

Year Ended December 31, 2012

	Page
Report of Independent Registered Public Accounting Firm	1
Audited Consolidated Statement of Financial Condition	3
Notes to the Consolidated Statement of Financial Condition	4

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Piper Jaffray & Co.

We have audited the accompanying consolidated statement of financial condition of Piper Jaffray & Co. (the Company) as of December 31, 2012, and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Piper Jaffray & Co. as of December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Minneapolis, Minnesota
February 27, 2013

Piper Jaffray & Co.
(A Wholly Owned Subsidiary of Piper Jaffray Companies)
Consolidated Statement of Financial Condition
December 31, 2012

(Amounts in thousands, except share data)

Assets

Cash and cash equivalents	$	94,234
Cash and cash equivalents segregated for regulatory purposes		31,007
Receivables:		
Customers		13,795
Brokers, dealers and clearing organizations		138,260
Securities purchased under agreements to resell		145,433
Financial instruments and other inventory positions owned		344,314
Financial instruments and other inventory positions owned and pledged as collateral		421,393
Total financial instruments and other inventory positions owned		765,707
Fixed assets (net of accumulated depreciation and amortization of $58,520)		12,329
Other receivables		26,131
Other assets		87,907
Total assets	$	1,314,803

Liabilities and Shareholder's Equity

Short-term financing	$	304,439
Payables:		
Customers		42,007
Brokers, dealers and clearing organizations		35,512
Securities sold under agreements to repurchase		50,000
Financial instruments and other inventory positions sold, but not yet purchased		256,154
Accrued compensation		99,483
Intercompany payable to affiliate		130,900
Other liabilities and accrued expenses		40,957
Total liabilities		959,452
Shareholder's equity:		
Preferred stock, $0.01 par value; 3,000 shares authorized, none issued and outstanding		—
Common stock, $0.01 par value; 1,000 shares authorized, 459 issued and outstanding		—
Additional paid-in capital		414,269
Accumulated deficit		(59,364)
Accumulated other comprehensive income		32
Total common shareholder's equity		354,937
Noncontrolling interests		414
Total shareholder's equity		355,351
Total liabilities and shareholder's equity	$	1,314,803

See Notes to the Consolidated Statement of Financial Condition

Note 1 *Organization and Basis of Presentation*

Organization

Piper Jaffray & Co. ("Piper Jaffray" or the "Company") is a wholly owned subsidiary of Piper Jaffray Companies ("Parent Company"). The Parent Company is a public holding company incorporated in Delaware and traded on the New York Stock Exchange ("NYSE"). The Company is a self-clearing securities broker dealer and investment banking firm registered under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). As such, the Company trades and effects transactions in listed and unlisted equity and fixed income securities, underwrites equity and municipal debt offerings and provides various other financial services.

The Company discontinued its Hong Kong capital markets business in 2012.

Basis of Presentation

The accompanying consolidated statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and includes the accounts of Piper Jaffray and all other entities in which the Company has a controlling financial interest. Noncontrolling interests represent equity interests in consolidated entities that are not attributable, either directly or indirectly, to Piper Jaffray. Noncontrolling interests include the minority equity holders' proportionate share of the equity in a private equity investment vehicle. All material intercompany balances have been eliminated.

The preparation of the consolidated statement of financial condition and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Although these estimates and assumptions are based on the best information available, actual results could differ from those estimates.

Note 2 *Summary of Significant Accounting Policies*

Principles of Consolidation

The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity ("VIE").

Voting interest entities are entities in which the total equity investment at risk is sufficient to enable each entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right or power to make decisions about or direct the entity's activities that most significantly impact the entity's economic performance. Voting interest entities, where the Company has a majority interest, are consolidated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 810, "Consolidations" ("ASC 810"). ASC 810 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the Company consolidates voting interest entities in which it has all, or a majority of, the voting interests.

As defined in ASC 810, VIEs are entities that lack one or more of the characteristics of a voting interest entity described above. With the exception of entities eligible for the deferral codified in FASB Accounting Standards Update ("ASU") No. 2010-10, "Consolidation: Amendments for Certain Investment Funds," ("ASU 2010-10") (generally asset managers and investment companies), ASC 810 states that a controlling financial interest in an entity is present when an enterprise has a variable interest, or combination of variable interests, that have both the power to direct the activities of the entity that most significantly impact the entity's economic performance and the obligation to absorb losses of the entity or the rights to receive benefits from the entity that could potentially be significant to the entity. Accordingly, the Company consolidates VIEs in which the Company has a controlling financial interest.

Entities meeting the deferral provision defined by ASU 2010-10 are evaluated under the historical VIE guidance. Under the historical guidance, a controlling financial interest in an entity is present when an enterprise has a variable interest, or combination of variable interests, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. Accordingly, the Company consolidates VIEs subject to the deferral provisions defined by ASU 2010-10 in which the Company is deemed to be the primary beneficiary.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting or economic interest of between 20 percent to 50 percent), the Company accounts for its investment in accordance with the equity method of accounting prescribed by FASB Accounting Standards Codification Topic 323, "Investments — Equity Method and Joint Ventures." If the Company does not have a controlling financial interest in, or exert significant influence over, an entity, the Company accounts for its investment at fair value, if the fair value option was elected, or at cost.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of origination.

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, Piper Jaffray, as a registered broker dealer carrying customer accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers.

Customer Transactions

Customer securities transactions are recorded on a settlement date basis, while the related revenues and expenses are recorded on a trade date basis. Customer receivables and payables include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated statement of financial condition.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include receivables arising from unsettled securities transactions, deposits paid for securities borrowed, receivables from clearing organizations, deposits with clearing organizations and amounts receivable for securities not delivered to the purchaser by the settlement date ("securities failed to deliver"). Payables to brokers, dealers and clearing organizations include payables arising from unsettled securities transactions, payables to clearing organizations and amounts payable for securities not received from a seller by the settlement date ("securities failed to receive"). Unsettled securities transactions related to the Company's operations are recorded at contract value on a net basis.

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased, including accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are entered into. The counterparties to these agreements typically are primary dealers of U.S. government securities and major financial institutions. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed and loaned result from transactions with other broker dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. These amounts are included in receivables from and payables to brokers, dealers and clearing organizations on the consolidated statement of financial condition. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned

transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on securities borrowed and loaned transactions and is included in other receivables or other liabilities and accrued expenses on the consolidated statement of financial condition.

Fair Value of Financial Instruments

Financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased on our consolidated statement of financial condition consist of financial instruments recorded at fair value. Securities (both long and short) are recognized on a trade-date basis. Additionally, certain of the Company's investments recorded in other assets on the consolidated statement of financial condition are recorded at fair value, either as required by accounting guidance or through the fair value election.

Fair Value Hierarchy — FASB Accounting Standards Codification Topic 820, "Fair Value Measurement," ("ASC 820") provides a definition of fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC 820 maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect management's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level I — Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market. The type of financial instruments included in Level I are highly liquid instruments with quoted prices such as equities listed in active markets, U.S. treasury bonds, money market securities and certain exchange traded firm investments.

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Instruments which are generally included in this category are certain types of the following securities: non-exchange traded equities, U.S. government agency securities, corporate bonds, municipal securities, asset-backed securities and convertible securities.

Level III — Instruments that have little to no pricing observability as of the report date. These financial instruments may not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. Instruments included in this category generally include certain types of the following securities: asset-backed securities, municipal securities and firm investments.

Valuation Of Financial Instruments — The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants at the measurement date (the exit price). Based on the nature of the Company's business and its role as a "dealer" in the securities industry, the fair values of its financial instruments are determined internally. When available, the Company values financial instruments at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of the Company's financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased, are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment. Results from valuation models and other techniques in one period may not be indicative of future period fair value measurement.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such financial instruments are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. In addition, even where the Company derives the value of a security based on information from an independent source, certain assumptions may be required to determine the security's fair value. For instance, the Company assumes that the size of positions in securities that the Company holds would not be large enough to affect the quoted price of the securities if the firm sells them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition could be different from the currently estimated fair value.

Fixed Assets

Fixed assets include furniture and equipment, software and leasehold improvements. Furniture and equipment and software are depreciated using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over their estimated useful life or the life of the lease, whichever is shorter. The Company capitalizes certain costs incurred in connection with internal use software projects and amortizes the amount over the expected useful life of the asset, generally three to seven years.

Leases

The Company leases its corporate headquarters and other offices under various non-cancelable leases. The leases require payment of real estate taxes, insurance and common area maintenance, in addition to rent. The terms of the Company's lease agreements generally range up to twelve years. Some of the leases contain renewal options, escalation clauses, rent-free holidays and operating cost adjustments.

For leases that contain escalations or rent-free holidays, the Company recognizes the related rent expense on a straight-line basis from the date the Company takes possession of the property to the end of the initial lease term. The Company records any difference between the straight-line rent amounts and amounts payable under the leases as part of other liabilities and accrued expenses.

Cash or lease incentives received upon entering into certain leases are recognized on a straight-line basis as a reduction of rent expense from the date the Company takes possession of the property or receives the cash to the end of the initial lease term. The Company records the unamortized portion of lease incentives as part of other liabilities and accrued expenses.

Other Receivables

Other receivables include management fees receivable, accrued interest and loans made to employees, typically in connection with their recruitment. Employee loans are forgiven based on continued employment and are amortized using the straight-line method over the respective terms of the loans, which generally range from two to five years.

Other Assets

Other assets include net deferred income tax assets, proprietary investments and prepaid expenses. The Company's investments include investments in private companies and partnerships, and warrants of public and private companies. Equity investments in private companies are accounted for at fair value, if the fair value option was elected, or at cost. Investments in partnerships are accounted for under the equity method, which is generally the net asset value. Company-owned warrants with a cashless exercise option are valued at fair value, while warrants without a cashless exercise option are valued at cost.

Income Taxes

The Company is included in the consolidated U.S. federal income tax return filed by the Parent Company on a calendar year basis, combined returns for state tax purposes where required and separate state income tax returns where required. The Company determines and records income taxes based upon the provisions of a tax sharing arrangement with the Parent Company and U.S. affiliated entities. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The Company recognizes interest and penalties, if any, related to income tax matters as part of the provision for income taxes.

Contingencies

The Company is involved in various pending and potential legal proceedings related to its business, including litigation, arbitration and regulatory proceedings. The Company establishes reserves for potential losses in accordance with FASB Accounting Standards Codification Topic 450, "Contingencies," to the extent that claims are probable of loss and the amount of the loss can be reasonably estimated. The determination of the outcome and reserve amounts requires significant judgment on the part of management.

Note 3 *Recent Accounting Pronouncements*

Adoption of New Accounting Standards

Repurchase Agreements

In April 2011, the FASB issued ASU No. 2011-03, "Reconsideration of Effective Control for Repurchase Agreements," ("ASU 2011-03") amending FASB Accounting Standards Codification Topic 860, "Transfers and Servicing" ("ASC 860"). The amended guidance addresses the reporting of repurchase agreements ("repos") and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. ASC 860 states that the accounting for repos depends in part on whether the transferor maintains effective control over the transferred financial assets. If the transferor maintains effective control, the transferor is required to account for its repo as a secured borrowing rather than a sale. ASU 2011-03 removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets. ASU 2011-03 was effective for new transactions and transactions that are modified on or after January 1, 2012. The adoption of ASU 2011-03 did not impact the Company's consolidated statement of financial condition as the Company accounts for its repos as secured borrowings.

Fair Value Measurement

In May 2011, the FASB issued ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs," ("ASU 2011-04") amending ASC 820. The amended guidance improves the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. Although most of the amendments only clarify existing guidance in U.S. GAAP, ASU 2011-04 requires new disclosures, with a particular focus on Level III measurements, including quantitative information about the significant unobservable inputs used for all Level III measurements and a qualitative discussion about the sensitivity of recurring Level III measurements to changes in the unobservable inputs disclosed. ASU 2011-04 also requires the hierarchy classification for those items whose fair value is not recorded on the balance sheet but is disclosed in the footnotes. ASU 2011-04 was effective for the Company as of January 1, 2012. The adoption of ASU 2011-04 did not impact the Company's consolidated statement of financial condition, but did impact the Company's disclosures about fair value measurement.

Future Adoption of New Accounting Standards

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU No. 2011-11, "Disclosures about Offsetting Assets and Liabilities," ("ASU 2011-11") amending FASB Accounting Standards Codification Topic 210, "Balance Sheet." The amended guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, the FASB issued ASU No. 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities," ("ASU 2013-01") to limit the scope of ASU 2011-11 to derivatives, repurchase agreements, and securities lending arrangements. ASU 2011-11 is effective for interim and annual periods beginning on or after January 1, 2013, and will be applied retrospectively for all comparable periods presented. The adoption of ASU 2011-11 and ASU 2013-01 is not expected to have a material impact on the Company's consolidated statement of financial condition, but will impact the Company's disclosures about offsetting and related arrangements.

Note 4 *Financial Instruments and Other Inventory Positions Owned and Financial Instruments and Other Inventory Positions Sold, but Not Yet Purchased*

Financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased at December 31, 2012 were as follows:

(Dollars in thousands)		
Financial instruments and other inventory positions owned:		
Corporate securities:		
Equity securities	$	16,478
Convertible securities		44,978
Fixed income securities		33,668
Municipal securities:		
Taxable securities		13,945
Tax-exempt securities		162,890
Short-term securities		68,328
Asset-backed securities		116,195
U.S. government agency securities		304,259
U.S. government securities		4,966
	$	765,707
Financial instruments and other inventory positions sold, but not yet purchased:		
Corporate securities:		
Equity securities	$	27,090
Convertible securities		1,015
Fixed income securities		19,314
Municipal securities:		
Short-term securities		60
U.S. government agency securities		73,724
U.S. government securities		134,951
	$	256,154

At December 31, 2012, financial instruments and other inventory positions owned in the amount of $421.4 million had been pledged as collateral for repurchase agreements and short-term financings.

Financial instruments and other inventory positions sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the consolidated statement of financial condition. The Company economically hedges changes in the market value of its financial instruments and other inventory positions owned using inventory positions sold, but not yet purchased, futures and exchange-traded options.

Note 5 *Fair Value of Financial Instruments*

Based on the nature of the Company's business and its role as a "dealer" in the securities industry, the fair values of its financial instruments are determined internally. The Company's processes are designed to ensure that the fair values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, unobservable inputs are developed based on an evaluation of all relevant empirical market data, including prices evidenced by market transactions, interest rates, credit spreads, volatilities and correlations and other security-specific information. Valuation adjustments related to illiquidity or counterparty credit risk are also considered. In estimating fair value, the Company may utilize information provided by third-party pricing vendors to corroborate internally-developed fair value estimates.

The Company employs specific control processes to determine the reasonableness of the fair value of its financial instruments. The Company's processes are designed to ensure that the internally estimated fair values are accurately recorded and that the data inputs and the valuation techniques used are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining fair value. Individuals outside of the trading departments perform independent pricing verification reviews as of each reporting date. The Company has established parameters which set forth when the fair value of securities are independently verified. The selection parameters are generally based upon the type of security, the level of estimation risk of a security, the materiality of the security to the Company's financial statements, changes in fair value from period to period, and other specific facts and circumstances of the Company's securities portfolio. In evaluating the initial internally-estimated fair values made by the Company's traders, the nature and complexity of securities involved (e.g., term, coupon, collateral, and other key drivers of value), level of market activity for securities, and availability of market data are considered. The independent price verification procedures include, but are not limited to, analysis of trade data (both internal and external where available), corroboration to the valuation of positions with similar characteristics, risks and components, or comparison to an alternative pricing source,, such as a discounted cash flow model. The Company's valuation committee, comprised of members of senior management, provides oversight and overall responsibility for the internal control processes and procedures related to fair value measurements.

The following is a description of the valuation techniques used to measure fair value.

Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of 90 days or less. Actively traded money market funds are measured at their net asset value and classified as Level I.

Financial Instruments and Other Inventory Positions Owned

The Company records financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased at fair value on the consolidated statement of financial condition.

Equity securities – Exchange traded equity securities are valued based on quoted prices from the exchange for identical assets or liabilities as of the period-end date. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized as Level I. Non-exchange traded equity securities (principally hybrid preferred securities) are measured primarily using broker quotations, prices observed for recently executed market transactions and internally-developed fair value estimates based on observable inputs and are categorized within Level II of the fair value hierarchy.

Convertible securities – Convertible securities are valued based on observable trades, when available. Accordingly, these convertible securities are categorized as Level II.

Corporate fixed income securities – Fixed income securities include corporate bonds which are valued based on recently executed market transactions of comparable size, internally-developed fair value estimates based on observable inputs, or broker quotations. Accordingly, these corporate bonds are categorized as Level II.

Taxable municipal securities – Taxable municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II.

Tax-exempt municipal securities – Tax-exempt municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II. Certain illiquid tax-exempt municipal securities are valued using market data for comparable securities (maturity and sector) and management judgment to infer an appropriate current yield or other model-based valuation techniques deemed appropriate by management based on the specific nature of the individual security and are therefore categorized as Level III.

Short-term municipal securities – Short-term municipal securities include auction rate securities, variable rate demand notes, and other short-term municipal securities. Variable rate demand notes and other short-term municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II. Auction rate securities with limited liquidity are categorized as Level III and are valued using discounted cash flow models with unobservable inputs such as the Company's expectations of recovery rate on the securities.

Asset-backed securities – Asset-backed securities are valued using observable trades, when available. Certain asset-backed securities are valued using models where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data. These asset-backed securities are categorized as Level II. Other asset-backed securities, which are principally collateralized by residential mortgages, have experienced low volumes of executed transactions resulting in less observable transaction data. Certain asset-backed securities collateralized by residential mortgages are valued using cash flow models that utilize unobservable inputs including credit default rates, prepayment rates, loss severity and valuation yields. As judgment is used to determine the range of these inputs, these asset-backed securities are categorized as Level III.

U.S. government agency securities – U.S. government agency securities include agency debt bonds and mortgage bonds. Agency debt bonds are valued by using either direct price quotes or price quotes for comparable bond securities and are categorized as Level II. Mortgage bonds include bonds secured by mortgages, mortgage pass-through securities, agency collateralized mortgage-obligation ("CMO") securities and agency interest-only securities. Mortgage pass-through securities, CMO securities and interest-only securities are valued using recently executed observable trades or other observable inputs, such as prepayment speeds and therefore are generally categorized as Level II. Mortgage bonds are valued using observable market inputs, such as market yields ranging from 75-115 basis points ("bps") on spreads over U.S. treasury securities, or models based upon prepayment expectations ranging from 350-500 Public Securities Association ("PSA") prepayment levels. These securities are categorized as Level II.

U.S. government securities – U.S. government securities include highly liquid U.S. treasury securities which are generally valued using quoted market prices and therefore categorized as Level I. The Company does not transact in securities of countries other than the U.S. government.

Investments

The Company's investments valued at fair value include equity investments in private companies, investments in public companies and warrants of public or private companies. These investments are included in other assets on the consolidated statement of financial condition. Exchange traded direct equity investments in public companies are valued based on quoted prices on active markets and classified as Level I. Company-owned warrants, which have a cashless exercise option, are valued based upon the Black-Scholes option-pricing model and certain unobservable inputs. The Company applies a liquidity discount to the value of its warrants in public and private companies. For warrants in private companies, valuation adjustments, based upon management's judgment, are made to account for differences between the measured security and the stock volatility factors of comparable companies. Company-owned warrants are reported as Level III assets. Equity securities in private companies are valued based on an assessment of each underlying security. These securities are generally categorized as Level III.

Fair Value Option – The fair value option permits the irrevocable fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option was elected for an equity investment in a private company at inception to reflect economic events in earnings on a timely basis. At December 31, 2012, a $0.3 million equity investment in a private company, included within other assets on the consolidated statement of financial condition, is accounted for at fair value and is classified as a Level III asset.

The following table summarizes quantitative information about the significant unobservable inputs used in the fair value measurement of the Company's Level III financial instruments as of December 31, 2012:

	Valuation Technique	Unobservable Input	Range	Weighted Average
Assets:				
Financial instruments and other inventory positions owned:				
Municipal securities:				
Tax-exempt securities	Discounted cash flow	Debt service coverage ratio *(2)*	5 - 69%	24.7%
Short-term securities	Discounted cash flow	Expected recovery rate (% of par) *(2)*	77 - 80%	79.6%
Asset-backed securities:				
Collateralized by residential mortgages	Discounted cash flow	Credit default rates *(3)*	1 - 9%	4.6%
		Prepayment rates *(4)*	1 - 27%	9.0%
		Loss severity *(3)*	50 - 100%	68.2%
		Valuation yields *(3)*	3 - 8%	5.7%
Investments:				
Warrants in public and private companies	Black-Scholes option pricing model	Liquidity discount rates *(1)*	30 - 35%	32.2%
Warrants in private companies	Black-Scholes option pricing model	Stock volatility factors of comparable companies *(2)*	46 - 135%	59.7%

Sensitivity of the fair value to changes in unobservable inputs:

(1) *Significant increase/(decrease) in the unobservable input in isolation would result in a significantly lower/(higher) fair value measurement.*

(2) *Significant increase/(decrease) in the unobservable input in isolation would result in a significantly higher/(lower) fair value measurement.*

(3) *Significant changes in any of these inputs in isolation could result in a significantly different fair value. Generally, a change in the assumption used for credit default rates is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally inverse change in the assumption for valuation yields.*

(4) *The potential impact of changes in prepayment rates on fair value is dependent on other security-specific factors, such as the par value and structure. Changes in the prepayment rates may result in directionally similar or directionally inverse changes in fair value depending on whether the security trades at a premium or discount to the par value.*

The following table summarizes the valuation of the Company's financial instruments by pricing observability levels defined in ASC 820 as of December 31, 2012:

(Dollars in thousands)	Level I	Level II	Level III	Total
Assets:				
Financial instruments and other inventory positions owned:				
Corporate securities:				
Equity securities	$ 3,180	$ 13,298	$ —	$ 16,478
Convertible securities	—	44,978	—	44,978
Fixed income securities	—	33,668	—	33,668
Municipal securities:				
Taxable securities	—	13,945	—	13,945
Tax-exempt securities	—	161,461	1,429	162,890
Short-term securities	—	67,672	656	68,328
Asset-backed securities	—	24	116,171	116,195
U.S. government agency securities	—	304,259	—	304,259
U.S. government securities	4,966	—	—	4,966
Total financial instruments and other inventory positions owned:	8,146	639,305	118,256	765,707
Cash equivalents	50,005	—	—	50,005
Investments	13	—	893	906
Total assets	$ 58,164	$ 639,305	$ 119,149	$ 816,618
Liabilities:				
Financial instruments and other inventory positions sold, but not yet purchased:				
Corporate securities:				
Equity securities	$ 25,362	$ 1,728	$ —	$ 27,090
Convertible securities	—	1,015	—	1,015
Fixed income securities	—	19,314	—	19,314
Municipal securities:				
Short-term securities	—	60	—	60
U.S. government agency securities	—	73,724	—	73,724
U.S. government securities	134,951	—	—	134,951
Total financial instruments and other inventory positions sold, but not yet purchased:	$ 160,313	$ 95,841	$ —	$ 256,154

The Company's Level III assets were $119.1 million, or 14.6 percent of financial instruments measured at fair value at December 31, 2012.

The carrying values of some of the Company's financial instruments approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include cash, securities either purchased or sold under agreements to resell, receivables and payables either from or to customers and brokers, dealers and clearing organizations and short-term financings.

Note 6 *Variable Interest Entities*

In the normal course of business, the Company periodically creates or transacts with entities that are investment vehicles organized as partnerships or limited liability companies. These entities were established for the purpose of investing in securities of public or private companies, or municipal debt obligations and were initially financed through the capital commitments of the members. The Company has investments in and/or acts as the managing partner of these entities. The Company's aggregate investments in these investment vehicles totaled $43.0 million at December 31, 2012 and are recorded in other assets on the consolidated statement of financial condition. The Company's remaining capital commitments to these entities was $0.2 million at December 31, 2012.

Variable interest entities ("VIEs") are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities. The determination as to whether an entity is a VIE is based on the amount and nature of the members' equity investment in the entity. The Company also considers other characteristics such as the power through voting rights or similar rights to direct the activities of an entity that most significantly impact the entity's economic performance. For those entities that meet the deferral provisions defined by ASU 2010-10, the Company considers characteristics such as the ability to influence the decision making about the entity's activities and how the entity is financed. The Company has identified certain of the entities described above as VIEs. These VIEs had net assets approximating $0.2 billion at December 31, 2012. The Company's exposure to loss from these VIEs is $5.7 million, which is the carrying value of its capital contributions recorded in other assets on the consolidated statement of financial condition at December 31, 2012. The Company had no liabilities related to these VIEs at December 31, 2012.

The Company is required to consolidate all VIEs for which it is considered to be the primary beneficiary. The determination as to whether the Company is considered to be the primary beneficiary is based on whether the Company has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. For those entities that meet the deferral provisions defined by ASU 2010-10, the determination as to whether the Company is considered to be the primary beneficiary differs in that it is based on whether the Company will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. The Company determined it is not the primary beneficiary of these VIEs and accordingly does not consolidate them. Furthermore, the Company has not provided financial or other support to these VIEs that it was not previously contractually required to provide as of December 31, 2012.

Note 7 *Receivables from and Payables to Brokers, Dealers and Clearing Organizations*

Amounts receivable from brokers, dealers and clearing organizations at December 31, 2012 included:

(Dollars in thousands)		
Receivable arising from unsettled securities transactions, net	$	56,650
Deposits paid for securities borrowed		32,163
Receivable from clearing organizations		17,655
Deposits with clearing organizations		24,717
Securities failed to deliver		5,440
Other		1,635
	$	138,260

Amounts payable to brokers, dealers and clearing organizations at December 31, 2012 included:

(Dollars in thousands)		
Payable to clearing organizations	$	5,763
Securities failed to receive		7,459
Other		22,290
	$	35,512

Deposits paid for securities borrowed approximate the market value of the securities. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date.

Note 8 *Receivables from and Payables to Customers*

Amounts receivable from customers at December 31, 2012 included:

(Dollars in thousands)		
Cash accounts	$	7,444
Margin accounts		6,351
Total receivables	$	13,795

Securities owned by customers are held as collateral for margin loan receivables. This collateral is not reflected on the consolidated statement of financial condition. Margin loan receivables earn interest at floating interest rates based on prime rates.

Amounts payable to customers at December 31, 2012 included:

(Dollars in thousands)		
Cash accounts	$	32,103
Margin accounts		9,904
Total payables	$	42,007

Payables to customers primarily comprise certain cash balances in customer accounts consisting of customer funds pending settlement of securities transactions and customer funds on deposit. Except for amounts arising from customer short sales, all amounts payable to customers are subject to withdrawal by customers upon their request.

Note 9 *Collateralized Securities Transactions*

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company seeks to control this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure. The Company will also use an unaffiliated third party custodian to administer the underlying collateral for certain of its repurchase agreements and short-term financing to mitigate risk.

In the normal course of business, the Company obtains securities purchased under agreements to resell, securities borrowed and margin agreements on terms that permit it to repledge or resell the securities to others. The Company obtained securities with a fair value of approximately $186.1 million at December 31, 2012, of which $174.4 million had been pledged or otherwise transferred to satisfy its commitments under financial instruments and other inventory positions sold, but not yet purchased.

The following is a summary of the Company's securities sold under agreements to repurchase ("Repurchase Liabilities"), the fair market value of related collateral pledged and the interest rate charged by the Company's counterparty, which is based on LIBOR plus an applicable margin, as of December 31, 2012:

(Dollars in thousands)	Repurchase Liabilities	Fair Market Value	Interest Rate
Term of 30 to 90 day maturities:			
Municipal securities:			
Taxable securities	$ 6,679	$ 7,943	1.90%
Tax-exempt securities	27,339	32,889	1.90%
Short-term securities	11,409	13,740	1.90%
U.S. government agency securities	2,981	3,019	1.90%
U.S. government securities	1,592	1,624	1.90%
	$ 50,000	$ 59,215	

Note 10 *Other Assets*

Other assets include net deferred income tax assets, proprietary investments and prepaid expenses. The Company's investments include investments in private companies and partnerships, and warrants of public and private companies.

Other assets at December 31, 2012 included:

(Dollars in thousands)	
Net deferred income tax assets	$ 37,952
Investments at fair value	906
Investments at cost	1,729
Investments accounted for under the equity method	43,425
Prepaid expenses	3,611
Other	284
Total other assets	$ 87,907

At December 31, 2012, investments carried on a cost basis had an estimated fair market value of $1.7 million. The estimated fair value of these investments was measured using discounted cash flow models that utilize market data for comparable companies (e.g., multiples of revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA")). Because valuation adjustments, based upon management's judgment, were made to account for differences between the measured security and comparable securities, investments carried at cost would be categorized as Level III assets in the fair value hierarchy, if they were carried at fair value.

Investments accounted for under the equity method include general and limited partnership interests. The carrying value of these investments is based on the investment vehicle's net asset value. The net assets of investment partnerships consist of investments in both marketable and non-marketable securities. The underlying investments held by such partnerships are valued based on the estimated fair value ultimately determined by management in our capacity as general partner or investor and, in the case of investments in unaffiliated investment partnerships, are based on financial statements prepared by the unaffiliated general partners.

Note 11 *Fixed Assets*

The following is a summary of fixed assets as of December 31, 2012:

(Dollars in thousands)	
Furniture and equipment	$ 34,297
Leasehold improvements	16,612
Software	19,940
Total	70,849
Accumulated depreciation and amortization	(58,520)
	$ 12,329

Note 12 *Short-Term Financing*

The Company issues secured commercial paper to fund a portion of its securities inventory. The secured commercial paper notes ("CP Notes") are issued with maturities of 28 days to 270 days from the date of issuance. The CP Notes are issued under two separate programs, CP Series A and CP Series II A, and are secured by different inventory classes. As of December 31, 2012, the weighted average maturity of CP Series A and CP Series II A was 98 days and 34 days, respectively. The CP Notes are interest bearing or sold at a discount to par with an interest rate based on LIBOR plus an applicable margin. At December 31, 2012, the Company had CP Notes of $304.4 million outstanding with a weighted average interest rate of 1.65 percent.

The Company has committed short-term bank line financing available on a secured basis and uncommitted short-term bank line financing available on both a secured and unsecured basis. The Company uses these credit facilities in the ordinary course of business to fund a portion of its daily operations and the amount borrowed under these credit facilities varies daily based on the Company's funding needs.

The Company's committed short-term bank line financing at December 31, 2012 consisted of a one-year $250 million committed revolving credit facility with U.S. Bank, N.A., which was renewed in December 2012. Advances under this facility are secured by certain marketable securities. The facility includes a covenant that requires the Company to maintain a minimum net capital of $120 million, and the unpaid principal amount of all advances under this facility will be due on December 28, 2013. The Company pays a nonrefundable commitment fee on the unused portion of the facility on a quarterly basis. At December 31, 2012, the Company had no advances against this line of credit.

The Company's uncommitted secured lines at December 31, 2012 totaled $175 million with two banks and are dependent on having appropriate collateral, as determined by the bank agreement, to secure an advance under the line. The availability of the Company's uncommitted lines are subject to approval by the individual banks each time an advance is requested and may be denied. At December 31, 2012, the Company had no advances against these lines of credit.

Note 13 *Contingencies, Commitments and Guarantees*

Legal Contingencies

The Company has been named as a defendant in various legal actions, including complaints and litigation and arbitration claims, arising from its business activities. Such actions include claims related to securities brokerage and investment banking activities, and certain class actions that primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations ("SROs") which could result in adverse judgments, settlement, penalties, fines or other relief.

Given uncertainties regarding the timing, scope, volume and outcome of pending and potential legal actions, investigations and regulatory proceedings and other factors, the amounts of reserves and ranges of reasonably possible losses are difficult to determine and of necessity subject to future revision. Subject to the foregoing and except for the

legal proceeding described below, as to which management believes a material loss is reasonably possible, management of the Company believes, based on currently available information, after consultation with outside legal counsel and taking into account its established reserves, that pending legal actions, investigations and regulatory proceedings will be resolved with no material adverse effect on the consolidated statement of financial condition of the Company.

The Company has a contingency as to which management of the Company believes that a material loss is reasonably possible. The U.S. Department of Justice Antitrust Division, the SEC and various state attorneys general are conducting broad investigations of numerous firms, including the Company, for possible antitrust and securities violations in connection with the bidding or sale of guaranteed investment contracts and derivatives to municipal issuers from the early 1990s to date. These investigations commenced in November 2006. In addition, several class action complaints were brought on behalf of a proposed class of government entities that purchased municipal derivatives. The complaints, which have been consolidated into a single class action, allege antitrust violations and are pending in the U.S. District Court for the Southern District of New York under the multi-district litigation rules. Several California municipalities also brought separate class action complaints in California federal court, and approximately 18 California municipalities and two New York municipalities filed individual lawsuits that are not part of class actions, all of which have been transferred to the Southern District of New York and consolidated for pretrial purposes. No loss contingency has been reflected in the Company's consolidated statement of financial condition as this contingency is neither probable nor reasonably estimable at this time. Management is currently unable to estimate a range of reasonably possible loss for these matters because alleged damages have not been specified, the proceedings remain in the early stages, there is uncertainty as to the likelihood of a class or classes being certified or the ultimate size of any class if certified, and there are significant factual issues to be resolved.

Operating Lease Commitments

The Company leases office space throughout the United States. Aggregate minimum lease commitments under operating leases as of December 31, 2012 are as follows:

(Dollars in thousands)	
2013	$ 11,360
2014	8,762
2015	7,579
2016	7,598
2017	6,330
Thereafter	32,100
	$ 73,729

Total minimum rentals to be received from 2013 through 2017 under noncancelable subleases were $13.3 million at December 31, 2012.

Fund Commitments

As of December 31, 2012, the Company had commitments to invest approximately $0.2 million in limited partnerships that make investments in private equity and venture capital funds. The commitments are estimated to be funded, if called, through the end of the respective investment periods ranging from 2013 to 2016.

Other Guarantees

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements with these entities, members generally are required to guarantee the performance of other members, and if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. In addition, the Company identifies and guarantees certain clearing agents against specified potential losses in connection with providing services to the Company or its affiliates. The Company's maximum potential liability under these arrangements cannot

be quantified. However, management believes the likelihood that the Company would be required to make payments under these arrangements is remote. Accordingly, no liability is recorded in the consolidated statement of financial condition for these arrangements.

Concentration of Credit Risk

The Company provides investment, capital-raising and related services to a diverse group of domestic and foreign customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To alleviate the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions.

Note 14 *Noncontrolling Interests*

The consolidated statement of financial condition includes the accounts of Piper Jaffray and other entities in which the Company has a controlling financial interest. Noncontrolling interests represent equity interests in consolidated entities that are not attributable, either directly or indirectly, to Piper Jaffray. Noncontrolling interests include the minority equity holders' proportionate share of the equity in a private equity investment vehicle aggregating $0.4 million as of December 31, 2012.

Ownership interests in entities held by parties other than Piper Jaffray are presented as noncontrolling interests within shareholder's equity, separate from the Company's own equity.

Note 15 *Employee Benefits Plans*

The Parent Company has various employee benefit plans, and substantially all Company employees are covered by at least one plan. The plans include health and welfare plans, a tax-qualified retirement plan and a post-retirement medical plan.

Note 16 *Parent Company Compensation Plans*

Stock-Based Compensation

The Parent Company maintains a stock-based compensation plan, the Piper Jaffray Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (the "Incentive Plan"). The Incentive Plan permits the grant of equity awards, including restricted stock, restricted stock units and non-qualified stock options, to the Company's employees. The awards granted to employees have either three-year cliff vesting periods, vest ratably either over three or five years in equal installments or cliff vest upon meeting certain performance or market-based metrics. The maximum term of the stock options granted to employees is ten years. The Incentive Plan provides for accelerated vesting of restricted stock, restricted stock units and option awards if there is a severance event, a change in control of the Parent Company (as defined in the Incentive Plan), in the event of a participant's death, and at the discretion of the compensation committee of the Parent Company's board of directors.

Deferred Compensation Plan

In 2012, the Parent Company established the Piper Jaffray Companies Mutual Fund Restricted Share Investment Plan, a deferred compensation plan which allows eligible employees to elect to receive a portion of the incentive compensation they would otherwise receive in the form of restricted stock or other equity, instead in restricted mutual fund shares ("MFRS Awards") of registered funds managed by the Parent Company's asset management business. MFRS Awards vest ratably over three years in equal installments and provide for continued vesting after termination of employment so long as the employee does not violate certain post-termination restrictions.

Note 17 *Net Capital Requirements and Other Regulatory Matters*

Piper Jaffray is registered as a securities broker dealer with the SEC and is a member of various SROs and securities exchanges. The Financial Industry Regulatory Authority ("FINRA") serves as Piper Jaffray's primary SRO. Piper Jaffray is subject to the uniform net capital rule of the SEC and the net capital rule of FINRA. Piper Jaffray has elected to use the alternative method permitted by the SEC rule, which requires that it maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as such term is defined in the SEC rule. Under its rules, FINRA may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated debt, dividend payments and other equity withdrawals by Piper Jaffray are subject to certain notification and other provisions of SEC and FINRA rules. In addition, Piper Jaffray is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2012, net capital calculated under the SEC rule was $178.9 million, and exceeded the minimum net capital required under the SEC rule by $177.9 million.

The Company's short-term committed credit facility of $250 million and the Parent Company's variable rate senior notes include covenants requiring Piper Jaffray to maintain minimum net capital of $120 million.

Note 18 *Income Taxes*

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. The net deferred tax asset included in other assets on the consolidated statement of financial condition consisted of the following items at December 31, 2012:

(Dollars in thousands)	
Deferred tax assets:	
Liabilities/accruals not currently deductible	$ 2,035
Pension and retirement costs	388
Deferred compensation	34,800
Other	6,298
Total deferred tax assets	43,521
Deferred tax liabilities:	
Unrealized gains on firm investments	2,134
Fixed assets	2,700
Other	735
Total deferred tax liabilities	5,569
Net deferred tax assets	$ 37,952

The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized. The Company believes that its future tax profits will be sufficient to recognize its deferred tax assets.

Note 19 *Related Party Transactions*

The Company has significant transactions with the Parent Company and the Parent Company's other subsidiaries. The Company arranges for the purchase or sale of securities, manages investments and markets derivative instruments for affiliates. The Company allocates expenses or records a portion of the revenues earned by affiliates in return for services provided to affiliates. Certain operating expenses, along with advances for certain investments, incurred by affiliates are initially paid by the Company and subsequently reimbursed by the affiliates. In addition, the Company may transact with the Parent Company for the financing of its operations. At December 31, 2012, intercompany payable to affiliates of $130.9 million represents the amounts payable for related party transactions. The Company also paid $90.0 million in dividends to the Parent Company in 2012.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 152,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.